UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2015

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 24, 2015, announcing STMicroelectronics’ cash dividend to be proposed to the 2015 Annual General Meeting.

PR N°C2774C

STMicroelectronics Reports on Cash Dividend to be proposed to the
2015 Annual General Meeting

Quarterly dividend to be maintained at US$0.10 per share over each of the next four quarters

Geneva, March 24, 2015 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has announced that its Supervisory Board has approved the Managing Board proposal to the 2015 Annual General Meeting (AGM) of Shareholders to declare this year a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record at each respective date. The AGM will be held on May 27, 2015.

Furthermore, ST’s Supervisory Board resolved that the Company’s dividend distributions, more recently decided on a semi-annual basis, will now be decided on an annual basis at ST’s Annual General Meeting of Shareholders.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2014, the Company’s net revenues were $7.40 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
STMicroelectronics
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: +33 158 077 785
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 25, 2015	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services